Exhibit 2.3

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) reviews the financial condition, activities and results of operations of WesternZagros Resources Ltd. (“WesternZagros” or the “Company”) for the year ended December 31, 2013. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements (the “Annual Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the related notes for the years ended December 31, 2013 and 2012.

Additional information relating to the Company, including its quarterly MD&As for the year, is available on SEDAR at www.sedar.com.

This MD&A is dated March 13, 2014.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of WesternZagros and contains certain forward-looking statements relating to, but not limited to, operational information, future appraisal and development plans and the timing associated therewith, future production capability and capacity of wells and facilities, estimated commitments under the Company’s Production Sharing Contract for the Kurdamir area (“Kurdamir PSC”) and Production Sharing Contract for the Garmian area (“Garmian PSC”), and planned expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Company cautions readers and prospective investors in the Company’s securities to not place undue reliance on forward-looking information as, by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by WesternZagros. Readers are also cautioned that disclosed test rates and results are not necessarily indicative of long-term performance or of ultimate recovery.

Forward looking information is not based on historical facts but rather on management’s current expectations as well as assumptions made by, and information currently available to management, concerning, among other things, outcomes of future well operations, plans for and results of extended well tests and drilling activity, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates, continued political stability, timely receipt of any necessary government or regulatory approvals, the successful resolution of disputes, the Company’s continued ability to employ qualified staff and to obtain equipment in a timely and cost efficient manner, the participation of the Company’s co-venturers in joint activities, and the ability to sell production and the prices to be received in connection therewith. In addition, budgets are based upon WesternZagros’s current appraisal and development plans and anticipated costs, both of which are subject to change based on, among other things, the actual outcomes of well operations and the installation and commissioning of facilities, unexpected delays, availability of future financing and changes in market conditions. Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated by WesternZagros including, but not limited to, risks associated with the oil and gas industry (e.g. operational risks in exploration and production; inherent uncertainties in interpreting geological data; changes in plans with respect to capital expenditures; interruptions in operations together with any associated insurance proceedings; the uncertainty of estimates and projections in relation to costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with any dispute resolution proceedings, the uncertainty associated with negotiating with foreign governments and risk associated with international activity, including the lack of federal petroleum legislation and ongoing political disputes in Iraq in particular.

In addition, statements relating to “resources” contained herein are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources described can be economically produced in the future. Terms related to resource classifications referred to herein are based on the definitions and guidelines in the Canadian Oil and Gas Evaluation Handbook which are as follows. “Prospective resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, market, facility, corporate commitment or political risks). The chance of commerciality is the product of these two risk components. The estimates referred to herein have not been risked for either the chance of discovery or the chance of development. There is no certainty that any portion of the prospective resources will be discovered. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective resources. “Contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingent resources have an associated chance of development (economic, regulatory, market and facility, corporate commitment or political risks). The estimates referred to herein have not been risked for the chance of development. There is no certainty that the contingent resources will be developed and, if developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the contingent resources. All resource estimates presented are gross volumes for the indicated reservoirs, without any adjustment for the Company’s working interest or encumbrances. A barrel of oil equivalent (“BOE”) is determined by converting a volume of natural gas to barrels using the ratio of 6 million cubic feet (“Mcf”) to one barrel. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. The Company’s Statement of Oil and Gas Information contained in its Annual Information Form dated March 13, 2014 (“AIF”), filed on SEDAR at www.sedar.com contains additional detail with respect to the resource assessments and includes the significant risks and uncertainties associated with the estimates and the recovery and development of the resources, and, in respect of contingent resources, the specific contingencies that prevent the classification of the resources as reserves. In addition, combined mean estimates of resources that are presented in this MD&A are an arithmetic sum of the mean estimates for individual reservoirs and each such individual mean estimate is the average from the probabilistic assessment that was completed for the reservoir. Readers should refer to the AIF for a detailed breakdown of the high (P10), low (P90) and best (P50) estimates for each of the individual reservoir assessments as audited by the Company’s independent reserves evaluator.

Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this MD&A are made as of the date of this MD&A and, except as required by law, WesternZagros does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. See the “Risk Factors” section of the Company’s AIF for a further description of these risks and uncertainties facing WesternZagros. Additional information relating to WesternZagros is also available on SEDAR at www.sedar.com, including the Company’s AIF.

Overview

WesternZagros is a publicly-traded, Calgary-based, international oil and gas company focused on acquiring, exploring, developing and producing crude oil and natural gas in the Kurdistan Region of Iraq. WesternZagros holds two Production Sharing Contracts (“PSCs”) with the Kurdistan Regional Government (“KRG”) in the Kurdistan Region of Iraq (“Kurdistan Region”) that are both on trend with, and adjacent to, a number of prolific oil and gas discoveries. The PSCs each govern separate contract areas which, collectively, are referred to as the “PSC Lands”.

The Company holds a 40 percent working interest in the Garmian PSC and is currently the operator, the KRG holds a 20 percent interest and the remaining 40 percent interest is held by Gazprom Neft Middle East B.V. (“Gazprom Neft”). Pursuant to the terms of the Garmian PSC, at the end of the Exploration Period, operatorship is to transition from WesternZagros to Gazprom Neft, with the parties anticipating the transfer of operatorship to be completed by December 31, 2014.

The Garmian contract area (“Garmian Block”) includes the Sarqala and Hasira discoveries containing an estimated 463 million barrels of oil equivalent (“MMBOE”) of gross unrisked prospective resources (mean estimate). The Kurdamir contract area (“Kurdamir Block”) is operated by Talisman (Block K44) B.V. (“Talisman”) with a 40 percent working interest. WesternZagros holds a 40 percent working interest and the KRG holds a 20 percent working interest. The Kurdamir Block includes the Kurdamir Discovery containing an estimated 1.6 billion BOE of gross unrisked prospective resources (mean estimate).

WesternZagros is currently completing the exploration and appraisal phase on its Garmian and Kurdamir blocks, prior to commencing the development of discoveries of its crude oil and natural gas but has not established any reserves to date. WesternZagros’s goal is to further delineate and develop the approximately 1 billion barrels of gross unrisked contingent resources and the 2.2 billion barrels of gross unrisked prospective resources of oil and gas (both combined mean estimates) that are associated with its discoveries. The Company has declared commerciality of the Sarqala Discovery on the Garmian Block and is in the process of preparing a development plan with Gazprom Neft for submission to the KRG. The Company is also in discussion with Talisman on the Kurdamir Block regarding the timing to submit a declaration of commerciality towards advancing the development plans for the Kurdamir Discovery within the next 12 months.

WesternZagros’s reported revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. During the exploration phase, the Company credits proceeds received from the sale of any hydrocarbons during extended well testing (“EWT”) against exploration and evaluation expenditures on the Statement of Financial Position. In accordance with IFRS standards, the Company expenses any borrowing costs as financing costs on the Statement of Comprehensive Loss during the exploration phase.

Basis of Presentation

Reporting and Functional Currency

The Company has prepared its December 31, 2013, audited consolidated financial statements in accordance with IFRS, as issued by the IASB, and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) that were published at the time of preparation and that were effective on December 31, 2013. Comparative information for 2012, including that utilized in this MD&A, has been prepared in accordance with the Company’s IFRS accounting policies, which have been consistently applied to all periods presented. Where necessary, prior period comparative figures have been adjusted to conform to presentation changes in the current year.

The reporting and functional currency of the Company is the United States (“U.S.”) dollar. All references herein to US$ or to $ are to U.S. dollars.

Strategy

WesternZagros’s objective is to manage the pace and scale of investment and development to maximize the value of the Garmian and Kurdamir Blocks for the Company’s shareholders. Key elements of achieving its objective include maintaining best in class operating procedures and protocols to help ensure safe operating practices and remaining attractive in the capital markets by demonstrating operational success and maintaining prudent and conservative financial discipline.

In 2014, WesternZagros will focus on completing the remaining exploration and appraisal activities, and advancing development plans on the Garmian and Kurdamir blocks. Emphasis will be on advancing a phased development plan that include early production systems with the potential for staged expansions to deliver significant production rates of both oil and gas. The Company continues advancing opportunities with its co-venturers and the KRG on the development of gas at both the Garmian and Kurdamir discoveries. This follows the Kurdistan Region’s initiatives to provide gas to domestic markets, including power plants, and for development of export gas markets, including required pipeline infrastructure.

WesternZagros will continue to evaluate the various alternatives available to it to satisfy its future funding needs while it progresses the development plans. These alternatives may include accessing the debt and/or equity markets, additional partnerships, farmouts or other strategic arrangements.

Highlights

WesternZagros’s highlights and activities to March 13, 2014 include the following.

Health, Safety, Environment and Security (“HSE&S”)

•	WesternZagros recognizes the importance of, and is committed to, safe, compliant and environmentally conscious operations for its employees, contractors, stakeholders and impacted communities. All levels of management are responsible for providing and maintaining a safe work place through proper procedures, training and equipment. WesternZagros has adopted Canadian and international health, safety, and environment standards for its Kurdistan Region operations.

•	The Company achieved a combined total of 3.73 million person hours (975 days) without a lost time incident (“LTI”) in June 2013. While the Company did experience subsequent LTIs, both its LTI frequency and total recordable injury frequency were within its target goals and below the Canadian industry average.

•	WesternZagros measures many performance indicators to continuously improve its HSE&S performance and enhance its safety culture, for example: 1) lost time injury frequency, 2) total recordable injury frequency, 3) environment incidents, 4) vehicle accident rate and 5) continuous improvement of its security team. The Company continued its strong HSE&S record having met or exceeded its targets in 2013.

Operations

WesternZagros’s assets comprise two contract areas, the Garmian and Kurdamir blocks, with oil and gas discoveries on both. These blocks are on trend with the super-giant Kirkuk oil field and adjacent to a number of prolific oil and gas discoveries.

Operated Joint Venture: Garmian Block

•	The Company declared the commerciality of the Sarqala Discovery on December 23, 2013, and design work is underway on future development plans for the oil resources in the Sarqala area.

•	During 2013, the Company and Gazprom Neft established a dedicated team for preparing development plans for the Sarqala Discovery. This team has commenced preliminary engineering work for expanded production facilities with a design capacity of up to 35,000 barrels of oil per day (“bbl/d”).

•	The Hasira-1 well has reached a total depth of 4,181 metres, drilling through both the Jeribe and Oligocene reservoirs. Results to date have confirmed light oil in the Jeribe reservoir. The Company has completed logging operations in the Oligocene reservoir and is preparing to commence testing operations. Additional testing in the Jeribe may be conducted subject to the Oligocene test results.

•	As part of transitioning to development, WesternZagros, Gazprom Neft, and the KRG have agreed to focus future activities on development of the discoveries on the Garmian Block subsequent to the completion of testing at Hasira-1. WesternZagros and Gazprom Neft are now preparing development plans for submission on the production areas at Sarqala, which includes Mil Qasim and Hasira, and the remainder of the acreage has been returned to the KRG.

•	At Sarqala-1, a workover commenced in March 2014 to increase the production capability above the current capacity of 5,000 bbl/d up to 10,000 bbl/d. Once the development plan for the Sarqala field is approved, the Company anticipates commencing oil sales into the domestic or export market via the new pipeline.

•	Processing of the 3D seismic data over the Sarqala and Mil Qasim oil discoveries was completed in the fourth quarter of 2013 and interpretation is underway. The use of this new 3D seismic data will allow future wells to more accurately pinpoint fracture locations in reservoirs resulting in higher reservoir deliverability.

•	An open-hole test of this reservoir at the Baram-1 well confirmed a gross interval of 73 metres that flowed 42 degree API light oil and water at an approximate rate of 600 barrels per day. The wireline log and test data obtained indicate the test was conducted across an oil-water contact in low permeability reservoir. Subsequently, the Baram well will be relinquished as it is considered high-risk and non-core to WesternZagros’s development plans.

Non-Operated Joint Venture: Kurdamir Block

•	WesternZagros updated its contingent and prospective resource estimates for the Oligocene reservoir in the Kurdamir structure based on new information obtained from the Kurdamir-3 well and the interpretation of 3D seismic data. The revised resources assessment has been audited by the Company’s independent reserves evaluator, Sproule International Limited, as of February 10, 2014, resulting in a revised mean estimate of gross unrisked contingent resources (“Mean Contingent Resources”) of 750 MMBOE, an increase of five percent from those previously recognized. On an oil basis, the Mean Contingent Resources are now 386 million barrels of oil (“MMbbl”). The combined Mean Contingent Resources estimates for the Oligocene and Eocene reservoirs in the Kurdamir Block are now 976 MMBOE and 541 MMbbl of oil.

•	The revised mean estimate of gross unrisked prospective resources (“Mean Prospective Resources”) for the Oligocene reservoir at Kurdamir is now 1,084 MMbbl of oil, effectively unchanged from a previous estimate of 1,076 MMbbl of oil.

•	During 2013, the Company and Talisman established a dedicated team for preparing the declaration of commerciality and development plans for the Kurdamir Discovery.

•	The Kurdamir-3 appraisal well confirmed light oil (37 degree API) in the upper part of the Oligocene reservoir. Flow rates averaged between 450 and 900 bbl/d. This was lower than expected due to a lower density of fractures encountered in the Oligocene reservoir compared to those found in Kurdamir 1 or 2.

•	Kurdamir-3 test results, together with pressure data and log data, are interpreted to have identified an oil water contact at approximately -2049 metres sub-sea (“mSS”). The previous interpreted lowest known oil at the Kurdamir-2 well was at -2016 mSS.

•	The Kurdamir 3D seismic survey started in January 2013 and was completed in July 2013. It covered 184 square kilometres and also extended into the neighbouring Topkhana Block (operated by Talisman) to more clearly define the Oligocene, Eocene and Cretaceous reservoirs. Completion of processing the data is anticipated in the third quarter of 2014 and processing is underway.

Financial

•	As at December 31, 2013, WesternZagros had $97.2 million in working capital, excluding the $9.1 million additional non-current portion of the deposit held in trust pertaining to the drilling contract.

•	WesternZagros’s share of exploration and evaluation (“E&E”) expenditures during 2013 included 50 percent of Garmian Block costs and 60 percent of Kurdamir Block costs. For the year ended December 31, 2013, WesternZagros’s share for these PSC activities and other capitalized costs was $131.6 million, comprised of $95.1 million of drilling-related costs ($58.4 million on the Garmian Block and $36.7 million on the Kurdamir Block); $20.9 million in other appraisal costs including the seismic programs on the Kurdamir Block and the southern portion of the Garmian Block as well as costs associated with the Sarqala EWT; $7.9 million of exploration costs including the north Garmian seismic program and other geological and geosciences related work; and $7.7 million for supervision, local office costs and other PSC-related costs. The Company’s portion of Garmian Block drilling related costs for the year ended December 31, 2013, included $24.2 million for Hasira-1, $22.7 million for Baram-1 and $11.5 million for other drilling-related activities.

•	On March 10, 2013, the Company entered into a second investment agreement with Crest Energy International LLC (“Crest”) of Houston, USA, coinciding with a private placement of 51 million common shares with Crest at Cdn$1.25 per common share for gross proceeds of $62.4 million. This represented an approximate 25 percent premium to the March 8, 2013, closing share price. Crest obtained the right under the associated investment agreement to nominate an additional nominee to the WesternZagros Board of Directors and nominated John Howland to that position.

•	In conjunction with the private placement to Crest, WesternZagros also entered into a loan agreement with Crest and received US$57.5 million, which was secured by 10 percent of the issued share capital of WesternZagros Limited, a wholly-owned subsidiary of the Company that is the contracting party to the Garmian and Kurdamir PSCs. The loan accrued interest at a fixed rate of six percent per annum, compounded monthly. The principal and accrued interest was repayable by September 30, 2014, subject to certain prepayment terms.

•	On April 4, 2013 the Company completed a marketed private placement of 11,431,422 common shares with Crest and Jasmine Capital (a wholly-owned subsidiary of Richard Chandler Corporation) at Cdn$1.25 per common share for gross proceeds of $14.1 million. The net proceeds of the marketed private placement of $13.5 million were then used to repay $13.3 million of the principal amount and accrued interest of $0.2 million of the loan originally received from Crest during the first quarter of 2013.

•	On June 18 and July 2, 2013, the Company completed the issuance of Cdn $100 million aggregate principal amount of convertible senior unsecured notes to investment funds managed by Paulson & Co. (Cdn$70 million), Crest (Cdn $19.8 million) and other qualified investors (Cdn $10.2 million).The convertible notes have a face value of Cdn$1,000 per note, a coupon rate of four percent per annum, a maturity date of December 31, 2015, and are convertible into common shares of the Company at the option of the holders at a conversion price of Cdn $1.45 per common share subject to adjustment in certain circumstances. The convertible notes bear interest from June 18, 2013 payable semi-annually in arrears on June 30 and December 31 of each year, with the first interest payment paid by December 31, 2013. The convertible notes are not redeemable by the Company prior to their expiry, except upon a change of control of WesternZagros where the holder of the convertible notes has not exercised the conversion right. A portion of the net proceeds received was used to repay the remaining outstanding amount of the loan originally received from Crest in March 2013, including applicable accrued interest, while the remainder is available for funding ongoing operational activities and corporate expenses.

Infrastructure - Oil

•	Since the May 2012 joint cooperation announcement between the Kurdistan Region and Turkey, the construction of a pipeline in the Kurdistan Region from Khurmala to Fish Khabur has been completed with an initial capacity of 150,000 bbl/d. The oil pipeline is now fully capable from an operational standpoint but production has not yet started.

•	A separate pipeline from the Tawke field, in the Kurdistan Region, with a tie in at Fish Khabur, is currently delivering 100,000 bbl/d for export to Turkey.

•	By the end of 2014, the Kurdistan Region is anticipated to have the capacity to export approximately 250,000 bbl/d by pipeline, with potential to increase to 400,000 bbl/d in early 2015 following installation of more pumping stations. Additional volumes are expected to be trucked, especially heavy crudes, which do not meet required oil specifications even with diluent.

•	Turkey has implemented upgrades on its portion of the 40 inch Iraq-Turkey pipeline (“ITP”) which receives Kurdistan Region crude from the tie in at Fish Khabur and transports it to the port city of Ceyhan. Turkey has allocated four oil storage tanks (capacity 2.5 MMbbl) at the port city of Ceyhan for Kurdish crude as part of the ITP system which are currently being filled by Kurdish oil from Fish Khabur. Sale of the first batch of KRG crude through this pipeline is “on hold” pending ongoing export and payment discussion between the KRG and the Government of Iraq.

•	On August 6, 2013, the Government of Iraq announced plans to build a new northern export pipeline with an estimated 500,000 bbl/d of capacity. This planned 40 inch diameter pipeline would travel the same route as the existing ITP, some 300 kilometres from al-Fatha in Baiji to the Fish Khabur metering station in the Kurdistan Region where it would tie into the existing ITP enroute to Ceyhan.

Infrastructure – Gas

•	On October 9, 2013, the Turkish government announced it is building a large pipeline for the receipt of natural gas exports from Northern Iraq. The new gas pipeline construction has been started by Turkish state pipeline company, BOTAS Petroleum Pipeline Corporation (“BOTAS”) which is planning to link its existing network to the southeastern city of Mardin. BOTAS has also tendered an engineering contract for a second leg of the pipeline that should run from Mardin to Silopi, at the Iraqi border and anticipates tendering a construction contract in 2014.

•	On September 18, 2013, the KRG concluded an agreement with DNO International and Genel Energy International Limited for a supply of gas in the Kurdistan Region from the Summail field to the Dohuk power plant to displace diesel fuel currently used to generate electricity. The Dohuk power plant is a 500 MW facility in the city of Dohuk, located 40 kilometres from the Summail field. Initial deliveries are expected to be around 100 million cubic feet per day (“MMcf”) sold on a take-or-pay basis for the duration of DNO’s PSC or until deliveries reach one trillion cubic feet. DNO has negotiated a sales price of between $3 and $4/MMcf for the gas and is presently constructing a 10 kilometre pipeline between the Summail field and the Dohuk power plant.

Export and Payment for Crude Oil from the Kurdistan Region

•	The KRG and the Government of Iraq have held a number of meetings between late December 2013 and February 2014, to advance discussions on the resumption of oil exports from the Kurdistan Region. The Government of Iraq’s latest proposal allows for a direct transfer to the Kurdistan Region of 17 percent of Kurdish export sales revenue from the Development Fund for Iraq account at the Federal Reserve Bank of New York. The KRG would also receive their share of Iraq’s budget. Marketing is proposed to be handled through a joint Kurdistan Oil Marketing Organization (“KOMO”) and the Government of Iraq State Oil Marketing Organization (“SOMO”).

•	In January 2014, the Iraqi Council of Ministers ratified the draft Government of Iraq 2014 budget. The draft budget requires the Kurdistan Region to export 400,000 bbl/d of crude oil and contains provisions to deduct any shortfall from the 17 percent share of government revenues allocated to the Kurdistan Region. The budget has yet to be voted on by the Iraqi Parliament and ongoing negotiations between the KRG and the Government of Iraq are anticipated to result in changes to the draft budget before it is presented for approval. The 2013 federal budget allocated $645 million for oil companies working under contracts with the KRG, even though the KRG had requested $3.5 billion to cover both 2013 production and prior amounts owing. The 2013 budget included an expected 250,000 bbl/d of oil exports from the Kurdistan Region and had similar provisions for deduction from the KRG’s share of the budget if production targets were not met. The 2013 Iraq budget was passed into law on March 8, 2013 despite a boycott by Members of Parliament from the Kurdistan Region and part of the Sunni Iraqi bloc, however to date the 2014 budget remains under debate.In May 2013, the Government of Iraq and the KRG reached a tentative agreement to resolve the dispute over payments to foreign companies that has shut down most crude oil exports from the region. If the agreement had come into effect, Kurdistan would have resumed oil exports of nearly 250,000 bbl/d via the Baghdad-controlled export pipeline.

•	On April 23, 2013, the KRG passed a law that established a legal framework for oil-funded economic independence from Iraq’s federal system. Its stated intention is to re-coup the billions owed to the Kurdish Region by the Government of Iraq by retaining profits made from the exportation of oil from the Kurdistan Region. The KRG has claimed that it will only do so if Baghdad continues to default on payments owed since 2003.

Strengthening Economic Ties Between Kurdistan and Turkey

•	In May 2013, the Turkish Prime Minister announced an agreement between the Turkish Government, the KRG and ExxonMobil on oil exploration and in June 2013, the KRG awarded six exploration blocks to an unnamed Turkish entity.

•	In April 2013, Turkey offered to administer the division of oil revenues for any direct oil exports from the Kurdistan Region of Iraq. The offer, which has not been accepted by the Government of Iraq, suggests that an 83 percent portion of sales proceeds could be directed to the Government of Iraq with the remaining 17 percent portion directed to the KRG. The offer was meant to mimic Iraq’s approved budget split whereby the Kurdistan Region is allocated a 17 percent share of Iraq’s oil revenues. The Turkish proposal was met with strong opposition from Baghdad.

•	In March 2013, the Turkish Prime Minister and the KRG moved towards a major energy deal despite strong objections from the Government of Iraq and the United States. Government sources cite that Turkey and the KRG had fully negotiated a final framework for a potential deal, including Turkish companies taking stakes in six or more exploration blocks within the Kurdistan Region, and setting out terms for direct pipeline export of oil and gas from Kurdistan, bypassing the federal distribution system.

•	In January 2013, the KRG approved the export of oil directly from the Taq Taq field in the Kurdistan Region to Turkey, starting with approximately 2,000-4,000 bbl/d of trucked exports. The KRG exported this oil under its interpretation of the Iraq Constitution and the rights granted to the Regions. The Iraq Oil Minister responded that the exports were illegal and do not comply with the laws of Iraq. He has threatened legal action against those companies transporting, selling and purchasing this exported crude oil and has indicated that the Government of Iraq may withhold the Kurdistan Region’s share of the federal budget. The KRG subsequently stated that all oil contracts in the Kurdistan Region fall under the purview of the Kurdistan Oil Law and that neither the Government of Iraq nor the Iraq Oil Ministry has any jurisdiction to take any legal action against holders of PSCs in the Kurdistan Region. The KRG also stated that the Kurdistan Region remains committed to the Iraq Constitution, but that the Iraq Constitution does not provide the Government of Iraq with exclusive powers over the management or export of oil and gas.

•	Also in January 2013, the Turkish cabinet approved an increase in the state-owned Turkish Petroleum International Company (“TPIC”) 2013 capital budget from $150 million to $500 million and approved transferring ownership of TPIC from state oil company, Turkish Petroleum Corporation (“TPAO”) (which operates in southern Iraq) to BOTAS in an effort to boost energy project activities abroad, particularly in northern Iraq.

Corporate

•	On February 18, 2014, Eric Stoerr, one of two Crest representatives, resigned from the Company’s Board of Directors for personal reasons. John Howland is the other nominee of Crest, remains a member of the Board of Directors. Crest and it reserves its right to nominate a replacement board member pursuant to the terms of the investment agreement between WesternZagros and Crest.

•	On January 1, 2014, William Jack was promoted to Vice President and General Manager Kurdistan. Mr. Jack joined WesternZagros as General Manager, Kurdistan, in February 2013 and is responsible for government liaison and in-country administration.

•	On June 3, 2013, Mary Benassi was appointed to the position of Vice President, Human Resources and is responsible for WesternZagros’s overall human resources function.

Corporate Social Responsibility (“CSR”)

•	WesternZagros runs its business in the PSC Lands so that stakeholders benefit from the presence of the oil and natural gas industry. This is achieved on the ground through CSR aspects that create mutual benefits. In 2013, the Company advanced this goal by supporting local employment, water supply, education, health care, agriculture and recreation. Specific CSR activities included construction and refurbishment work on schools, health clinics, meeting halls and sports fields, as well as irrigation and road work initiatives.

•	WesternZagros employs more than 600 full and part-time permanent local Kurdish employees and service contractors to support its operations in corporate offices in the Kurdistan Region, in camps in the Garmian Block, and in Sarqala EWT production facilities on the Garmian Block.

•	WesternZagros endeavours to utilize local vendor services for infrastructure and consumables purchases, construction, local vehicle and equipment rentals, local support services and contractor staffing. The Company spent in excess of $19 million on these services in 2013.

•	WesternZagros remains committed to these efforts in 2014 and appreciates the continued support and assistance of both the KRG and its co-venturers.

Financial Performance

Selected Annual Information US$(000’s), unless otherwise specified	2013	2012	2011
Total Interest Revenue	316	123	92
Net Loss	2,032	10,287	6,873
Net Loss Per Share (US$ Per Share) (Basic and Fully Diluted)	0.00	0.03	0.02
E&E Expenditures(1)	131,595	106,241	95,557
Oil Sales Proceeds from Extended Well Test (2)	247	39,632	12,879
Total Assets	571,165	424,375	339,439
Total Non-Current Liabilities	88,314	4,413	1,903
Dividends (US$ Per Share)	Nil	Nil	Nil

(1):	E&E expenditures are prior to change in non-cash investing activities, and do not reflect proceeds received upon assignment of the TPPI, settlement of EWT production sharing terms, insurance recoveries nor disposal of E&E assets.
(2):	Includes gross proceeds from the sale of crude oil from the extended well test on Sarqala-1 for the period of October 27, 2011, to May 28, 2012, prior to the retroactive application of the Garmian production sharing terms in the third quarter of 2012.

General and Administrative Expenses

For the year ended December 31, 2013, WesternZagros expensed $12.7 million in general and administrative expenses (“G&A”) as compared to $11.0 million for the comparable period in 2012. G&A expenses were higher in 2013 due to increased professional fees, including initial costs incurred in relation to analyzing and considering the possibility of admittance to the Standard Listing segment of the Official List of the London Stock Exchange, higher stock-based compensation costs as compared to 2012, and higher office costs associated with the increased level of exploration and appraisal activities. Increased personnel and associated costs in 2013 were offset by a greater amount of capitalized administrative costs.

For the year ended December 31, 2013, WesternZagros capitalized $4.6 million of G&A (2012: $4.2 million), including the capitalized portion of share-based payments. The amounts capitalized are directly related to the supervision of the Company’s exploration and evaluation activities.

Depreciation, Depletion and Amortization (“DD&A”)

For the year ended December 31, 2013, WesternZagros had $0.2 million of depreciation related to certain administrative assets, as compared to $0.1 million during the year ended December 31, 2012. No depletion of E&E assets will be recognized until such time that the technical feasibility and commercial viability has been demonstrated and development has been sanctioned, in which case the applicable E&E assets would be tested for impairment and reclassified as development expenditures and then depleted on a unit of production basis.

Stock Based Compensation

The Company recognizes the expense associated with share-based payments on a graded vesting basis for all stock options granted. For the year ended December 31, 2013, WesternZagros recorded $1.9 million in stock based compensation expense (2012: $1.4 million) and $1.0 million as part of capitalized G&A (2011: $1.0 million), with a corresponding increase to contributed surplus. The increased stock-based compensation recognized in 2013 was due to the increased fair value attributed to options granted during 2013 as compared to the prior year.

Derivative Liabilities Gain

In accordance with IFRS, the Canadian denominated convertible notes issued during the second quarter of 2013 are considered to contain an embedded derivative since the functional currently of the Company is the U.S. dollar. As such, the convertible option was separated and recognized at fair value as a non-current financial liability with changes in fair value recorded in the consolidated statement of comprehensive loss. As a result of the fair value change between the original issuance date and December 31, 2013, WesternZagros recognized a non-cash gain of $15.8 million in relation to the embedded derivative liabilities.

Financing Costs

For the year ended December 31, 2013, the Company incurred $7.6 million of financing costs (2012: $Nil), which was comprised of $6.9 million of accretion and interest incurred in association with the convertible notes issued during the second quarter of 2013 as well as $0.7 million of interest expense relating to the Crest loan originally received in the first quarter of 2013 and fully repaid during the second quarter of 2013. Non-cash accretion costs relate to both the calculated fair value of the embedded derivative liabilities upon issuance and the transaction costs incurred in regards to the convertible notes which together are accreted over the term of the convertible notes (i.e. to December 31, 2015, where the holders of the notes have not exercised their conversion rights).

In accordance with IFRS, the Company is not entitled to capitalize any of its borrowing costs as part of E&E expenditures. Therefore, all borrowing costs have been expensed as financing costs within the consolidated statement of comprehensive loss for the year ended December 31, 2013.

Foreign Exchange

WesternZagros adopted the U.S. dollar as its measurement and reporting currency since the majority of its expenditures are, or will be, directly or indirectly denominated in U.S. dollars and to facilitate a more direct comparison to other international crude oil and natural gas exploration and development companies.

As at December 31, 2013, WesternZagros held more than 90 percent of its cash and cash equivalents and short-term investments in U.S. dollar accounts and U.S. dollar overnight and term deposits. The Company does hold Canadian dollar balances for the purpose of funding WesternZagros’s Canadian dollar expenditures, which are mainly related to the costs associated with general and administrative costs for its head office and certain drilling-related services and tangible equipment procured from Canadian suppliers. For financial statement presentation purposes, WesternZagros converts other currencies to U.S. dollars at the end of each period resulting in foreign exchange gains and losses.

The Company also has certain other assets and liabilities in currencies other that the U.S. dollar, mainly the Cdn$100 million convertible notes and associated derivative financial liabilities issued during the second quarter of 2013. For financial statement purposes, WesternZagros converts other assets and liabilities in other currencies to U.S. dollars at the end of each reporting period resulting in foreign exchange gains and losses.

For the year ended December 31, 2013, WesternZagros recorded a $2.2 million foreign exchange gain relating to these conversions (2012: $Nil), mainly due to the decreased U.S. dollar value of the debt component of the Canadian denominated convertible notes as at December 31, 2013, as compared to the comparable U.S. dollar value at issuance.

As at December 31, 2013, had the US Dollar changed by one percent against the Canadian Dollar, with all other variables held constant, the Company’s foreign exchange gain or loss would have been affected by approximately $0.9 million (2012: $0.1 million). It is expected that if the Canadian dollar were to appreciate against the U.S. dollar in the future, the Company would incur a net foreign exchange loss due to the Canadian denominated debt, but would be partially offset by foreign exchange gains associated with any Canadian denominated monetary assets held by the Company.

Income Taxes

For the year ended December 31, 2013, WesternZagros had a current income tax recovery of $0.1 million (2012: $0.7 million) related to non-capital losses incurred in the current year that are expected to result in the full recovery of the remaining portion of taxes paid in a prior period.

The Company received proceeds of $0.7 million for net prior year tax recoveries during the year ended December 31, 2012 (2011: $1.8 million).

Other Income

WesternZagros’s other income is comprised entirely of interest earned on cash and cash equivalents and short-term investment balances. Interest of $0.3 million was earned for the year ending December 31, 2013 (2012: $0.1 million).

Net Loss

For the year ended December 31, 2013, WesternZagros recorded a net loss of $2.0 million compared to a net loss of $10.3 million for the same period of 2012. The decreased net loss in 2013 was due to a non-cash derivative liabilities gain and foreign exchange gains, partially offset by increased financing costs and increased general and administrative expenses as compared to the year ended December 31, 2012.

WesternZagros is an early stage development enterprise and, apart from its working interest in the Kurdamir and Garmian PSCs, cash and cash equivalents and short-term investments, the Company has no other significant assets.

Capital Expenditures

WesternZagros’s share of E&E expenditures during 2013 included 50 percent of Garmian Block costs and 60 percent of Kurdamir Block costs. For the year ended December 31, 2013, WesternZagros’s share for these PSC activities and other capitalized costs was $131.6 million, comprised of $95.1 million of drilling-related costs ($58.4 million on the Garmian Block and $36.7 million on the Kurdamir Block); $20.9 million in other appraisal costs including the seismic programs on the Kurdamir Block and the southern portion of the Garmian Block as well as costs associated with the Sarqala EWT; $7.9 million of exploration costs including the North Garmian seismic program and other geological and geosciences related work; and $7.7 million for supervision, local office costs and other PSC-related costs. The Company’s portion of Garmian Block drilling related costs for the year ended December 31, 2013, included $24.2 million for Hasira-1, $22.7 million for Baram-1 and $11.5 million for other drilling-related activities.

By comparison, WesternZagros’s share of capital expenditures for the year ended December 31, 2012, included 60 percent of the Kurdamir Block activities, 100 percent of Garmian Block costs to June 30, 2012, prior to the allocation of the TPPI to Gazprom Neft by the KRG, and 50 percent share of the Garmian Block costs subsequent to June 30, 2012. For the year ended December 31, 2012, WesternZagros’s share of costs associated with the Garmian and Kurdamir PSC activities and other capitalized costs was $106.2 million. Expenditures for the year included $80.6 million of drilling-related costs ($25.9 million on the Garmian Block and $54.7 million on the Kurdamir Block); $15.5 million related to the costs associated with operating the Sarqala EWT and other appraisal activities, including the South Garmian seismic program; $0.8 million of geological and geosciences related work; $6.8 million for supervision and local office costs; and $2.5 million for PSC-related costs.

Upon assignment of the TPPI in the Garmian Block by the KRG during the third quarter of 2012, the Company received $82.9 million from Gazprom Neft in relation to the TPPI’s estimated back costs for the period January 1, 2011 to May 31, 2012, net of Cost Recovery Oil due to Gazprom Neft upon application of the Garmian PSC terms to gross deemed sales from the Sarqala-1 EWT during the period of October 2011 to May 2012. All subsequent costs incurred for Garmian PSC activities for the remainder of 2012 were funded equally by WesternZagros and Gazprom Neft. The proceeds received were credited against the Company’s E&E expenditures.

Also upon assignment of the TPPI during the third quarter of 2012, the Company paid the KRG $26.4 million due to the retroactive application of the terms of the Garmian PSC for the deemed gross sales from the Sarqala-1 EWT during the period October 2011 to May 2012. This net settlement was debited against the Company’s E&E expenditures.

The Sarqala-1 EWT is currently halted and there was no production during the year ended December 31, 2013. However, under the auspices of the KRG’s Ministry of Natural Resources, the Company sold approximately 3,800 barrels of oil inventory from tankage into the Kurdistan Region domestic market during May 2013 and received $0.3 million of gross proceeds ($0.07 million of net proceeds to WesternZagros).

The Sarqala-1 EWT had originally commenced during the fourth quarter of 2011 and resulted in the Company’s sales of test oil into the local Kurdistan Region domestic market from October 2011 to May 2012, under the auspices of the Ministry of Natural Resources. For the year ended December 31, 2012, the Company executed five sales contracts and received gross payments totalling $39.6 million (gross sales of test oil during the three months ended December 31, 2011, totalled $12.9 million). Upon assignment of the TPPI in the third quarter of 2012, the amended Garmian PSC provided for the production sharing terms of the PSC to be retroactively applied to the production from the Sarqala-1 EWT during the period October 2011 to May 2012, for which the Company had collected a total of $52.5 million in gross proceeds. Upon retroactive application of the production sharing terms of the Amended Garmian PSC in the third quarter of 2012, the Company retained a net entitlement of $14.9 million for the inception-to-date sales of test oil after settling the net entitlements owed to both the KRG and Gazprom Neft (WesternZagros retained approximately $3.5 million for the three month period ended December 31, 2011 and $11.5 million for the five month period ended May 31, 2012). The Company was in the exploration stage and the proceeds received, net of costs, were credited against E&E expenditures.

After the Sarqala-1 EWT was suspended in May 2012, the Company began planned well repairs which were then completed in July 2012. Temporary approval from the Ministry of Natural Resources to recommence the Sarqala-1 EWT was not received until November 8, 2012. Upon direction from the KRG, the Company then temporarily delivered test production for export from the Kurdistan Region via Iraqi controlled pipeline infrastructure. The Company delivered a total of approximately 88,000 bbls (gross) of test production prior to halting the EWT again on November 27, 2012, per further direction from the KRG. Oil exports via Iraqi controlled pipeline infrastructure from the Kurdistan Region were halted until further progress is made with the Iraqi Government with regards to the ongoing payment issues for oil exports from the Kurdistan Region. The Company expects its net entitlement to be based on the terms of the Garmian PSC but it has not been paid for the oil that was delivered for export. There is uncertainty relating to the amount and the timing of proceeds due for this oil. Accordingly, the Company has not recorded any receivable for the value of the Company’s net entitlement and consequently no associated credit to E&E expenditures. See “Liquidity and Capital Resources” in this MD&A.

Quarterly Information

The following table summarizes key financial information on a quarterly basis for the 2013 and 2012 fiscal periods:

	Year Ended	Three Month Periods Ended
	Dec 31, 2013	Dec 31 2013	Sep 30 2013	June 30 2013	March 31 2013
Revenue	316	120	103	60	33
Net Loss (Income)	2,032	1,519	(3,144)	(500)	4,157
Net Loss Per Share (US$ Per Share) (Basic and Fully Diluted)	—	—	(0.01)	—	0.01
E&E Expenditures(1)	131,595	27,742	45,214	35,980	22,659
Gross Oil Sales Proceeds from EWT	247	Nil	Nil	247	Nil
Total Assets	571,165	571,165	578,140	581,929	517,750
Total Non-Current Liabilities	88,314	88,314	91,403	96,371	62,446
Dividend (US$ per Share)	Nil	Nil	Nil	Nil	Nil

(US$ thousands, unless otherwise specified)	Year Ended	Three Month Periods Ended
	Dec 31, 2012	Dec 31 2012	Sep 30 2012	June 30 2012	March 31 2012
Revenue	123	48	30	20	25
Net Loss	10,287	3,326	2,677	2,287	1,997
Net Loss Per Share (US$ Per Share) (Basic and Fully Diluted)	0.03	0.01	0.01	0.01	—
E&E Expenditures(1)	106,241	31,169	16,486	23,854	34,732
Oil Sales Proceeds from Extended Well Test (2)	39,632	Nil	Nil	13,690	25,942
Total Assets	424,375	424,375	395,507	329,655	335,109
Total Non-Current Liabilities	4,413	4,413	1,384	2,007	1,854
Dividend (US$ per Share)	Nil	Nil	Nil	Nil	Nil

(1):	E&E expenditures as presented are prior to change in non-cash investing capital, insurance recoveries, recovery of estimated back costs upon allocation of the TPPI, disposals and gross proceeds received and payments made related to extended well test sales.
(2):	Includes proceeds from the sale of crude oil from the extended well test on Sarqala-1 for the period of October 27 to December 31, 2011, and from January 1 to May 28, 2012. During the third quarter of 2012, $26.4 million was remitted to the KRG upon the retroactive application of the Garmian PSC terms.

Fourth Quarter

In the fourth quarter of 2013, WesternZagros had a net loss of $1.5 million in comparison to the fourth quarter of 2012 net loss of $3.3 million. The non-cash derivative liabilities gain, the foreign exchange gain related to the debt component of the convertible notes and reduced general and administrative expenses in the fourth quarter of 2013 more than offset the increased financing costs as compared to the same period of 2012. General and administrative costs in the fourth quarter of 2012 included initial costs incurred in relation to analyzing and considering the possibility of admittance to the Standard Listing segment of the Official List of the London Stock Exchange.

WesternZagros’s E&E expenditures totaled $27.7 million in the fourth quarter of 2013 as compared to $31.2 million in the fourth quarter of 2012. The decrease in the fourth quarter of 2013 was primarily due to reduced expenditures in regards to activities carried out on the Kurdamir Block. During the fourth quarter of 2013, the Company’s 50 percent funding for the Garmian Block related mainly to ongoing drilling activities for Hasira-1 and Baram-1 while the Company’s 60 percent funding for the Kurdamir Block related to Kurdamir-3 drilling and testing activities, mostly offset by a reduction of prior period estimated accruals. In comparison, during the fourth quarter of 2012 the Company’s 60 percent funding for the Kurdamir Block related mainly to Kurdamir-2 testing and completion activities while the Company’s 50 percent funding for the Garmian Block related to the South Garmian 3D seismic program and certain long lead drilling items related to Hasira-1 and Baram-1, both of which were spudded in 2013.

Garmian and Kurdamir Production Sharing Contracts: Summary and Commitments

Under the terms of its Garmian and Kurdamir PSCs, WesternZagros has a 40 percent working interest in each PSC and the KRG has a 20 percent working interest in both PSCs. The remaining 40 percent working interest in the Kurdamir PSC is held by Talisman. On August 1, 2012, the remaining 40 percent TPPI in the Garmian PSC was assigned to Gazprom Neft by the KRG. WesternZagros, the KRG and Talisman for the Kurdamir PSC and WesternZagros, the KRG, and the Gazprom Neft for the Garmian PSC, are each a “Contractor Group” for the respective blocks.

WesternZagros has completed its PSC exploration commitments, summarized as follows:

	Kurdamir PSC	Garmian PSC
First exploration sub-period (completed)	August 31, 2012	December 31, 2011

Exploration obligation	Kurdamir-2 (completed)	Mil Qasim-1 exploration well (completed)

Second exploration sub-period	Additional two years	Additional two years

Exploration obligation	Kurdamir-3 (completed)	Baram-1 (completed)

Other extensions	Six month extension	One year extension

Work commitments	One well	Three wells (extension not pursued by the co-venturers)

PSC payments	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil; $1.1 million annual payments	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil; $0.6 million annual payments

Operator	Talisman	WesternZagros(1)

Working interest	WesternZagros 40% Talisman 40% KRG 20% (2)	WesternZagros 40% Gazprom Neft 40% KRG 20% (2)

(1)	Pursuant to the terms of the Garmian PSC, at the end of the Exploration Period, operatorship is to transition from WesternZagros to Gazprom Neft, with the parties anticipating the transfer of operatorship to be completed by December 31, 2014.
(2)	WesternZagros funds 100% of the KRG costs on the Kurdamir Block and 50% of the KRG costs on the Garmian Block, ultimately to be recovered by WesternZagros though the KRG’s share of Cost Recovery Oil, which, pursuant to the terms of the Company PSCs will be paid to WesternZagros.

The Company is currently in the second exploration sub-period of the Kurdamir PSC. The Kurdamir-3 well and the Kurdamir seismic program carried out in 2013 have satisfied the Company’s minimum obligations relating to the second exploration sub-period under the Kurdamir PSC. The Company has committed to expenditures of approximately $19 million, under approved expenditures, to meet its 60 percent funding requirement related to planned Kurdamir Block activities, which includes the Company’s portion of extended well testing costs for Kurdamir-2, future well planning and long leads, other appraisal activities, development planning and the associated supervision and local office support costs for Kurdamir Block activities to December 31, 2014.

The Company has concluded the second exploration sub-period of the Garmian PSC with the completion of drilling and testing activities at Baram-1. The Company, along with its co-venturers, submitted a declaration of commerciality to the KRG on December 23, 2013 for the Sarqala discovery. The KRG has accepted the declaration of commerciality and, accordingly, the development period of the Garmian PSC commences effective December 23, 2013. As per the Garmian PSC, within 180 days (i.e. June 21, 2014) the Company and its co-venturers are required to submit to the KRG a development plan outlining how the field and other discoveries on the Garmian Block will be developed, including future development wells, production facilities and support infrastructure.

As part of transitioning to development, WesternZagros, its co-venturer, Gazprom Neft, and the KRG have agreed to end exploration expenditure on the Garmian Block following the completion of the Hasira-1 well. As such, the Company has no further exploration expenditure obligations and will now be able to apply its focus and financial resources on development. Under the terms of the Declaration of Commerciality, the partners will relinquish prospects on the Garmian Block that are not covered by the development plan, such as Chwar, Qula, Qulijan and Baram which are considered non-core to WestenZagros’s development plans.

Garmian and Kurdamir Production Sharing Contracts: Production

The Garmian and Kurdamir PSCs provide each respective Contractor Group with the exclusive right to develop and produce any commercial discoveries. A development area encompasses any discoveries made prior to the end of the exploration period. The development period for producing a commercial discovery is an initial term of 20 years from the date of declaring a commercial discovery with a further automatic right to a five year extension. If commercial production is possible at the end of the last period then the Contractor Group shall be entitled to an extension of a further five years under the same terms as in the applicable PSC if a request is made by the Contractor Group at least six months before the end of the first five year extension.

Pursuant to the terms of the Kurdamir and Garmian PSCs, WesternZagros maintains the right to market its share of oil on the world market. There is an obligation under the Kurdamir and Garmian PSCs to make oil production available to meet regional market demand. Pursuant to the terms of the Kurdamir and Garmian PSCs, the price for natural gas is based on the actual price obtained at the delivery point, and ultimate sales contracts and final sales prices are subject to KRG approval. Limited markets exist for natural gas within Iraq and there is limited infrastructure for export and no such price for natural gas has yet to be established in Kurdistan. The KRG has the expansion of its electricity generation as one of its priorities and is pursuing a number of projects that may expand these markets and the demand for natural gas.

Garmian and Kurdamir Production Sharing Contracts: Commercial Terms

The sharing of oil production occurs as follows: of the total oil produced, operations oil is available to the Contract Group for use in carrying out its obligations under the PSCs; the remaining oil is subject to a 10 percent royalty payable to the KRG (the residual is considered to be “net available oil”). Up to 45 percent of the net available oil is available for cost recovery with the remainder as “profit oil”. Costs subject to cost recovery include all costs and expenditures incurred by the Contractor Group for exploration, development, production and decommissioning operations, as well as any other costs and expenditures incurred directly or indirectly with these activities. The portion of profit oil available to the Contractor Group is based on a sliding scale from 35 percent to 16 percent depending on a calculated R-Factor. The R-Factor is established by reference to the ratio of cumulative revenues over cumulative costs. When the ratio is below one, the Contractor Group is entitled to 35 percent of the profit oil. The percentage is then reduced on a linear sliding scale to a minimum of 16 percent at an R-Factor ratio of two or greater.

The production sharing terms for non-associated natural gas are the same as the oil production sharing terms except that the net available gas available for cost recovery is 55 percent and the profit sharing component is on a different scale. For natural gas, the portion of profit natural gas available for the Contractor Group is based on a sliding scale from 40 percent to 20 percent depending on a calculated R-factor. The R-Factor is established by reference to the ratio of the Contractor Group’s cumulative revenue over cumulative costs. When the R-Factor is below one, the Contractor Group is entitled to 40 percent of the profit oil. The Contractor Group’s percentage is then reduced on a linear scale to a minimum of 20 percent at a ratio of 2.75 or greater. The production sharing terms for associated natural gas are included as part of the oil production sharing terms, except such associated gas sales are exempt from the 10 percent royalty.

As at December 31, 2013, the Company had approximately $185 million related to the Garmian PSC and $195 million relating to the Kurdamir PSC, both net to WesternZagros, of recoverable costs available that may ultimately be recovered from future crude oil or natural gas sales in accordance with the PSCs. Pursuant to the terms of the PSCs, these estimated cost pools are subject to government audit.

Other Commitments

The Company has entered into various contracts, including contracts for drilling equipment, services and other tangible equipment. The following table summarizes the Company’s portion of estimated commitments in relation to these contracts relating to the Garmian Block operations and other contractual obligations at December 31, 2013:

For the Years Ending December 31, US$(000)’s unless otherwise specified,
	2014	2015	2016	2017	2018+	Total
Drilling rigs	$12,000	$8,000	—	—	—	$20,000
Equipment and services	8,700	—	—	—	—	8,700
Office	1,060	1,240	$1,250	$1,250	—	4,800

	$21,760	$9,240	$1,250	$1,250	—	$33,500

During the first quarter of 2013, the Company executed a two year drilling contract for two drilling rigs for which the Company’s portion is a minimum commitment has been included in the table above. In respect of the drilling contract, the Company has placed as security its portion of a deposit held in trust of $20 million.

Legal Proceedings

WesternZagros is not a party to any legal proceeding nor was it a party to, nor is or was any of its property the subject of any legal proceeding, during the year ended December 31, 2013, nor is management of the Company aware of any such contemplated legal proceeding, which involves a claim for damages, exclusive of interest and costs, that exceeds 10 percent of the current assets of WesternZagros other than as set forth below.

From time to time, the Company may become involved in legal or administrative proceedings in the normal conduct of business. The Company is currently in an arbitration proceeding under the UNCITRAL Arbitration Rules with a former contractor who cannot be named as the arbitration proceeding is confidential. The proceeding is in relation to a consulting contract that the Company and the contractor agreed to terminate in 2011 for US$7.5 million, which amount has been recognized in the Company’s financial statements. On October 20, 2011, WesternZagros was provided with a notice of arbitration from the contractor challenging the validity of the termination agreement and seeking additional compensation for the termination of the contract. The parties have completed the first phase of arbitration hearings in respect of the validity of the termination agreement pursuant to which the arbitration panel found in favour of the contractor and are now proceeding into the next phase of hearings where the contractor is seeking damages for wrongful termination of the contract. The Company believes that the quantum of damages sought by the contractor, which is significantly higher than the original amount agreed to, is without merit based on its analysis of the dispute and including the fact that the arbitration panel stated in its findings in the first phase of the arbitration hearings that “a Party claiming that this value should be significantly different from the value that the Parties themselves attributed to it at the time (i.e. USD 7.5 million) should have a good reason to do so”. However, given that the second phase of the hearings has not yet taken place, there is no certainty as to the quantum of damages which may be awarded by the arbitration panel.

Off-Balance Sheet Arrangements

The Company does not presently utilize any off-balance sheet arrangements to enhance its liquidity and capital resource positions, or for any other purpose. During the year ended December 31, 2013, WesternZagros did not enter into any off-balance sheet transactions.

Outlook

In 2014, WesternZagros will focus on the completion of the appraisal and development activities and the advancement of development plans on the Garmian and Kurdamir blocks. With the declaration of commerciality on the Garmian Block, the Company is progressing towards bringing production on from its Sarqala discovery and anticipates that this will happen subsequent to the submission of the development plan. On the Kurdamir Block the Company is completing the appraisal program and is bringing in test production equipment to conduct a further 30 day flow test in the Kurdamir-2 well in the second quarter of 2014, while at the same time working with the operator on the submission of a declaration of commerciality and development plan.

As part of transitioning to development, WesternZagros, its co-venturer, Gazprom Neft, and the KRG have agreed to end exploration expenditure on the Garmian Block following the completion of the Hasira-1 well.

As such, the Company has no further exploration expenditure obligations and will now be able to apply its focus and financial resources on development. Under the terms of the Declaration of Commerciality, the partners will relinquish undrilled prospects in the Garmian Block that are not covered by the development plan, such as Chwar, Qula, Quilijan and Baram, which are considered non-core to WesternZagros’s development plans.

During the preparation of the development plan and its approval by the KRG, and in order to minimise short-term expenses, WesternZagros is in advanced discussions with the KRG and Gazprom Neft to temporarily assign two of its contracted drilling rigs elsewhere for the remainder of 2014. Under this arrangement, the rigs would return to the Company’s Garmian Block for development drilling on Sarqala in early 2015 once the development plan is approved and additional development locations are prepared. Under the development terms of the Garmian Block contract, WesternZagros’s operatorship is expected to transfer to Gazprom Neft by December 31, 2014.

The Company and Gazprom Neft, are advancing the development plan and have established a dedicated team to complete this work by the submission deadline of June 21, 2014. Current facilities at Sarqala can support production levels of at least 10,000 bbl/d, and a workover of the Sarqala-1 well has commenced with the objective of increasing the production capacity up to 10,000 bbl/d. These facilities may also be expanded to handle any additional volumes of crude oil that Hasira-1 may support if testing is successful from that well.

The second phase of the development will focus on the construction of centralized production facilities and future wells for the Sarqala discovery that could support 25,000 to 35,000 bbl/d of oil production. Additional phases for the Sarqala discovery may be added as future wells appraise the ultimate extent of the reservoir. Work is continuing on opportunities to utilize the associated natural gas from any future crude oil production to minimize the flaring.

On the Kurdamir Block, a declaration of commerciality is anticipated to be made within the next 12 months. The Company continues to work with Talisman on the completion of the appraisal program and pre-development planning. Activities during 2014 will include completion of the interpretation of the 3D seismic program over the Kurdamir structure, the 30 day extended well test at the Kurdamir-2 well (anticipated in the second quarter of 2014), and securing a site and long lead materials for a future horizontal well. In preparing the development plan the Company is on applying the same phased approach that is being utilized on the Garmian Block, with early production achieved using the extended well testing equipment. Subsequent phases will then focus on the construction of centralized production facilities and the drilling of development wells targeting initial production levels of 25,000 to 35,000 barrels per day. Additional phases will then be completed as further development wells are drilled on the approximately 1 billion barrels of gross unrisked contingent resources of oil equivalent.

The Company’s portion of planned expenditures related to Garmian Block activities for 2014 include $15 million for the completion of the Hasira-1 and Baram-1 wells, $5 million for the Sarqala-1 workover, $5 million for the Kurdamir-2 EWT activities, $15 million for Garmian and Kurdamir development planning, $20 million for supervision, local office costs and other Garmian and Kurdamir PSC-related costs, and $10 million for other Corporate costs.

Liquidity and Capital Resources

As at December 31, 2013, WesternZagros had $97.2 million in working capital, which is sufficient for funding the completion of its exploration and appraisal activities on the Garmian and Kurdamir blocks. WesternZagros invests its cash and cash equivalents and short-term investments with major Canadian financial institutions with investment grade credit ratings and in Government of Canada instruments in accordance with an Investment Policy approved by the Board of Directors. The other income generated during 2013 was comprised entirely of interest earned on cash and cash equivalent balances and short-term investments.

WesternZagros and its co-venturers on the Garmian and Kurdamir blocks are currently preparing staged development plans with early production systems to supply both oil and natural gas to either the domestic or export markets. With the submission of the development plan on the Garmian Block, which is anticipated by the end of the second quarter of 2014, WesternZagros will be requesting to commence the production and sale of crude oil from Sarqala-1.

Further funding will be required by WesternZagros as it moves from exploration into the development stage on its properties. WesternZagros is continually evaluating the various alternatives available to it to satisfy such future funding needs while it progresses the development plans. These alternatives may include accessing the debt and/or equity markets, additional partnerships, farmouts or other strategic arrangements. In determining which course of action to pursue, the Company will monitor and assess all relevant factors, including the following:

•	The timing of submission and approval for development plans;

•	The expected timing and scope of development activities;

•	The ability to export or to sell into the domestic markets oil and natural gas in accordance with the economic terms of the PSCs;

•	The ability to generate cash flow from early production;

•	The current conditions in the financial markets, including the potential for further market instability;

•	The ability to access debt, and the costs thereof, for development activities in Kurdistan; and

•	The timing for repayment of outstanding debt.

Outstanding Share Data

As at December 31, 2013, there were 475,099,146 shares issued and outstanding. The number of common shares reserved for issuance pursuant to options granted will not exceed 10 percent of the issued and outstanding common shares.

For the year ended December 31, 2013, there were 6,149,000 options granted, 5,438,335 options expired or forfeited and 566,899 options exercised for common shares by officers, employees or contractors, bringing the total stock options outstanding as of December 31, 2013 to 26,332,016. Subsequent to December 31, 2013, there were 178,667 options forfeited by directors, employees and contractors, bringing the total options outstanding as at the date of the MD&A to 26,153,349.

RISK FACTORS

The oil and gas industry is very competitive and is subject to many risks. Many of these risks are outside of WesternZagros’s control. The ability of WesternZagros to successfully carry out its business plan is primarily dependent upon the continued support of its shareholders, the discovery of economically recoverable reserves, meeting all commitments under the PSCs, the resolution of remaining political disputes in Iraq, progress on the federal petroleum law and the ability to export oil and natural gas from the Kurdistan Region in accordance with the economic terms under the PSCs, the state of the capital markets, the ability of WesternZagros to obtain financing as required to develop reserves, and the receipt of proceeds from future oil and gas sales (if any). Management of WesternZagros has identified certain key risks and their potential impact on WesternZagros’s operations.

For further information on risk factors affecting the business of WesternZagros, see “Risk Factors” relating to the Company as referenced in the March 13, 2014 Annual Information Form (“AIF”).

CRITICAL ACCOUNTING ESTIMATES

WesternZagros’s critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of its financial position and operations and that require management to make judgments, assumptions and estimates in the application of IFRS. Judgments, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. WesternZagros believes the following are the critical accounting estimates used in the preparation of its consolidated financial statements, which can also be found in Note 5 to the December 31, 2013 Consolidated Financial Statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recovery of asset carrying values, exploration and evaluation expenditures, provision for decommissioning liabilities, income taxes, share-based payments and derivative financial liabilities.

Recoverability of asset carrying values

At each reporting date, the Company assesses its exploration and evaluation and property, plant and equipment expenditures for possible impairment if events or circumstances indicate the carrying values of the assets might not be recoverable. Relevant indicators include the following: the continued progression of Management’s operational plans; new information obtained from wells that have been drilled or tested; changes or restrictions in access to drilling sites; changes in legal, regulatory, market, environmental, technological, or political factors that could impact ongoing operations; the ability of the Company to continue fulfilling ongoing commitments; and significant changes in the Company’s market value.

If factors indicate that the Company may need to recognize impairment, the carrying value of the assets for each cash-generating-unit is compared to the greater of value-in-use or fair-value less costs to sell. The determination of the value-in-use amount, which is based on discounted future cash flows, and any resulting impairment involves the use of significant estimates and assumptions about future events and factors such as future commodity prices, the impact of inflation on operating expenses, discount rates, production profiles, the ability to produce and export crude oil and natural gas, the future capital costs needed to develop reserves, as well as the future marketability and availability of transportation for crude oil and natural gas that is produced.

As at the reporting date, the Company has not recognized any impairment for E&E expenditures nor for property, plant, and equipment.

Exploration and evaluation expenditures

Applicable exploration costs incurred continue to be carried as E&E expenditures until such time that the technical feasibility and commercial viability of the crude oil and natural gas hydrocarbons has been demonstrated. At each reporting date, the Company assesses whether the technical feasibility and commercial viability has been demonstrated in order to determine if the E&E expenditures should then be assessed for impairment and transferred to development expenditures.

Determining the classification of E&E expenditures versus development expenditures requires significant judgement. Whether the technical feasibility and commercial viability has been demonstrated is assessed on an ongoing basis by the Company. At each reporting date, WesternZagros assesses a combination of relevant factors which includes, but is not limited to, a declaration of commerciality, uninterrupted and regular sales of production, approval of a development plan and the recognition of reserves by a qualified independent reserves evaluator. The Company submitted a declaration of commerciality with regards to the Sarqala discovery on the Garmian Block to the KRG on December 23, 2013. The Company and its co-venturers are progressing with a development plan for the Sarqala discovery for submission to the KRG, outlining how the field will be developed. As at the reporting date, the Company does not yet believe that is has demonstrated the commercial viability and technical feasibility of its properties based upon the requirement to complete a development plan prior to beginning production.

Prior to the conclusion of the E&E phase, any production is considered to be test production and any associated proceeds received, net of applicable costs, are credited to E&E expenditures when the significant risks and rewards of ownership have passed and the value of those sales can be reliably measured. For sales of test production into the Kurdistan domestic market, for which proceeds have been received in advance from the buyers, the Company’s net entitlement is recognized as a credit to E&E expenditures upon delivery of the associated test production. In regards to test production delivered for export from the Kurdistan Region, for which the payment mechanism is still developing, the Company’s net entitlement is recognized as a credit to s upon the receipt of any associated proceeds.

Provision for decommissioning obligations

The Company recognizes both an asset and a provision for decommissioning obligations in the period in which they are incurred by estimating the fair value of the obligation. The Company has chosen to base the fair value calculations on a risk-free discount rate, rather than a credit-adjusted risk-free rate, which is a critical accounting judgement under IFRS. Provisions for environmental clean-up and remediation costs associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows and the timing of those cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions, future performance of wells drilled, and changes in clean-up technology. Estimating the timing and amount of cash outflows required to settle these obligations are inherently difficult and are based on Management’s current experience. Any differences between actual and estimated decommissioning obligations would impact both the asset and the provision, which would then impact future depreciation of the asset as well as accretion on the provision.

Income tax

Tax regulations and legislation and the interpretations thereof in the jurisdictions that the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management based on all available information at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Share-based payments

The estimates, assumptions, and judgements made in relation to the fair value of share-based payments and the associated expense recognition is subject to measurement uncertainty. The fair value of employee stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility, expected life of the instrument, expected dividends, and the risk-free interest rate.

Derivative financial liabilities

The estimates, assumptions, and judgements made in relation to the fair value of embedded derivative liabilities and the associated impact on the initial carrying value of convertible notes and subsequent accretion is subject to measurement uncertainty. The fair value of embedded derivative liabilities was measured using a model specific to the valuation of convertible notes that utilized a partial differential equation method. Measurement inputs include market price on measurement date, exercise price applicable to the conversion feature of the convertible notes, expected volatility of the Company’s share price, expected life of the instrument, expected dividends, the risk-free interest rate, the Company’s credit rating and the effect of dilution.

RECENT ACCOUNTING PROCOUNCMENTS

WesternZagros has adopted the following applicable IFRS standards, interpretations and amendments which became effective for annual periods beginning on or after January 1, 2013, the adoption of which had no material impact to the Company’s consolidated financial statements:

IAS 19 – Employee Benefits:

IAS 19 has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans.

IFRS 10 – Consolidated Financial Statements:

IFRS 10 requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaced IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”.

IFRS 11 – Joint Arrangements:

IFRS 11 established principles for financial reporting by parties to a joint arrangement, and requires entities to classify interests in joint arrangements as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting whereas for joint operations the entity recognizes its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 replaced IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”.

IFRS 12 – Disclosure of Interests in Other Entities:

IFRS 12 established disclosure requirements relating to an entity’s interests in other entities such as joint arrangements, associates or unconsolidated structured entities, including special purpose vehicles and off balance sheet vehicles. The standard carried forward previous disclosure requirements and also introduced significant additional disclosure requirements that address the nature and risk associated with interests in other entities.

IFRS 13 – Fair Value Measurements:

IFRS 13 defines fair value and sets out a single comprehensive IFRS framework for measuring fair value and the required disclosures about fair value measurements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. IFRS 13 was intended to eliminate the inconsistencies in fair value measurement and the disclosure requirements contained in various other IFRS standards that refer to fair value.

The following applicable mandatory standards, interpretations and amendments as issued by the IASB become effective on or after January 1, 2014, none of which are expected to have a material impact on the Company’s consolidated financial statements:

IAS 32 – Financial Instruments: Presentation:

The amendments to IAS 32 issued in December 2011 clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IAS 36 – Impairment of Assets:

The amendments to IAS 36 issued in May 2013 require (i) disclosure of the recoverable amount of impaired assets; and (ii) additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is utilized to measure the recoverable amount. The amendments will only impact disclosure and are effective for annual periods beginning on or after January 1, 2014.

IAS 39 – Financial Instruments: Recognition and Measurement:

The amendments to IAS 39 issued in June 2013 clarify that novation of a hedge derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments are effective for annual periods beginning on or after January 1, 2014.

IFRIC 21 – Levies:

In May 2013, the IASB issued IFRIC 21, which was developed by the IFRS Interpretations Committee. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that no liability should be recognized before the minimum threshold which triggers the levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

IFRS 9 - Financial Instruments:

In November 2013, the IASB issued the third phase of IFRS 9 which details the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements.